HONGLI GROUP INC.

August 6, 2021

Via Edgar

Jeff Kauten, Esq.

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Hongli Group Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 11, 2021
CIK No. 0001855557

Dear Jeff Kauten, Esq.:

This letter is in response to the letter dated July 8, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. Your disclosure that you have received approval from Nasdaq to have your ordinary shares listed on the Nasdaq Capital Market is inconsistent with your disclosure elsewhere in the filing that you intend to apply to list your ordinary shares on the Nasdaq Capital Market. Please advise or revise.

Response: We revised our disclosure on the cover page that we have applied to have our Ordinary Shares listed on Nasdaq Capital Market.

2. Please identify Mr. Jie Liu, your chief executive officer and Chairman of the Board, as the shareholder who will control substantially all of the voting power.

Response: We revised our disclosure on the cover page accordingly.

Prospectus Summary

Our Company, page 1

3. Please disclose the source of your statement that you are a leading cold roll formed steel profile manufacturer in China. Discuss the measure by which you are a leading manufacturer. For example, disclose whether you lead by market share, sales, revenues, etc.

Response: We, operating through our PRC subsidiaries, are one of the leading cold roll formed steel profile manufacturers in China with respect to function innovation, performance improvement, and customized manufacturing of our products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. We revised our disclosure on page 1, 43, and 61 of the Registration Statement.

Our Competitive Strengths, page 3

4. Please disclose that LOVOL, South Korean VOLVO and SDLG accounted for 79% and 80% of sales for the fiscal years ended December 31, 2020 and 2019, respectively. Also, we note your statement that you supply “some of the world’s leading original equipment manufacturers, such as XCMG, Caterpillar Inc.” Please explain the significance of highlighting XCMG and Caterpillar in your filing and clarify whether you have material relationship or derive a material portion of your revenue from these customers.

Response: We disclosed the percentage of our sales to LOVOL, South Korean VOLVO and SDLG on page 3 of the Registration Statement. Further, we added the disclosure of our relationships with XCMG and Caterpillar Inc. on page 3 and 68 of the Registration Statement.

Market Opportunities and Competition, page 4

5. Please disclose the source of your statements in this section regarding the market for cold roll formed steel in China.

Response: We added the sources of our statement on page 4 of the Registration Statement.

Our Corporate Structure, page 10

6. Please revise your organization chart, both here and on page 72, to address the following:

●	Disclose the percentage ownership of public shareholders and individual affiliate owners following the offering;

●	Disclose the individual owners in Hongli Shandong along with their percentage ownership in the VIE and any related-party interests with the company; and

●	Parenthetically within the chart, provide the abbreviated names for each entity as referenced throughout the filing.

Response: Pursuant to Staff’s comments, we revised our organization chart as instructed on page 10 and 77 of the Registration Statement accordingly

Emerging Growth Company Status, page 11

7. You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the JOBS Act. Your disclosures indicate that such election is irrevocable; however, the election to take advantage of the extended transition period is not irrevocable. Please clarify your intent and revise your disclosures as necessary. To the extent you intend to take advantage of this provision, revise to include risk factor disclosures indicating that as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: We have revised our disclosure on page 11 of the Registration Statement to clarify that we have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Further, we added one risk factor accordingly on page 25 of the Registration Statement.

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Risk Factors, page 14

8. Please add a risk factor that discusses your current indebtedness and disclose whether your bank loans are secured by substantially all of your assets.

Response: We have added a risk factor on page 17 of the Registration Statement that discuss our current indebtedness and disclose that substantially all outstanding bank loans as of December 31, 2020 and 2019 were guaranteed by the family members of Mr. Jie Liu, our CEO, companies owned by those family members, and certain third-party companies.

9. We note that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies.

Response: We have added a risk factor on page 25 of the Registration Statement that discusses the reduced disclosure requirements applicable to emerging growth companies.

Any decline in the availability or increase in the cost of raw materials..., page 15

10. Please clarify that you purchased 44% and 62% of your raw materials from Shanghai Wanhe Supply Chain Management Co., Ltd. for the years ended December 31, 2019 and 2020, respectively. Describe the material terms of your agreement with this supplier including the term and any material termination provisions.

Response: We revised our disclosure on page 15 of the Registration Statement accordingly. Further, we added the disclosures of the material terms of our procurement framework agreement with Shanghai Wanhe Supply Chain Management Co., Ltd. on page 70 of the Registration Statement. Additionally, we will file the procurement framework agreement with Shanghai Wanhe Supply Chain Management Co., Ltd. and a form of purchase contract under such procurement framework as Exhibit 10.11 and 10.12 thereof.

The loss of any of our key customers could reduce our revenues and our profitability..., page 16

11. You state here that your 3 major customers have been with you for more than three years. Please reconcile this statement with your disclosures on page 64 where you refer to relationships with these customers for much longer terms and revise your disclosures as necessary.

Response: We revised our disclosure on page 16 of the Registration Statement that our 3 major customers have been with us for an average of 10 years.

12. Please briefly describe the material terms of your agreements with LOVOL, South Korean VOLVO and SDLG including the term and any material termination provisions. Also, file the agreements with LOVOL and South Korean VOLVO as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We added the disclosure of the material terms of our agreement with LOVOL, South Korean VOLVO and SDLG on page 69 of the Registration Statement. Further, we will file the agreements with these three customers by amendment as Exhibit 10.13, Exhibit 10.14, and Exhibit 10.15, respectively, to our Registration Statement.

Risks Related to Doing Business in China, page 24

13. Please expand your risk factor disclosures to address the following:

●	The impact of the Holding Foreign Companies Accountable Act enacted in December 2020 and the SEC’s interim final rules adopted in March 2021 on your ability to list your securities on a U.S. national exchange, and

●	The potential conflicts of interests that may arise between U.S. and VIE shareholders due to the fact that your VIE shareholder’s also have ownership interests, management positions or board seats in the company.

Response: We added the risk factors on page 31 and 23 of the Registration Statement, respectively.

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Use of Proceeds, page 34

14. We note that you intend to use a portion of the proceeds of the offering to repay your bank loan. Please disclose interest rate and maturity of such indebtedness. Refer to Item 3.C.4. of Form 20-F.

Response: We added the disclosure on page 38 of the Registration Statement to state that we are in negotiation with a local bank for the loan with a fixed five-year term on this project for principal amount $12.24-$15.30 million (RMB 80M-100M) with an expected annual interest rate of 7.5%. We further disclosed that as we just submitted the loan application, we expect to finalize the terms of the loan agreement and enter into the agreement with Bank of Weifang in September 2021 and we cannot assure the investors that if our loan will be approved or if approved, at our expected interest rate or terms acceptable or favorable to us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations , page 39

15. Please tell us and revise to disclose any key performance indicators that you use to manage your business along with an explanation for any significant variance in such measures between periods. Refer to SEC Release No. 33-10751.

Response: We added the disclosure of the factors affecting our results of operation and key financial performance indicators on page 43 and 44 of the Registration Statement.

Results of Operations

For the Years Ended December 31, 2020 and 2019, page 40

16. You state that the increase in revenue for fiscal 2020 was primarily due to increased demand for your products as well from fiscal 2019 orders that were delivered in 2020. Please revise to quantify the relative significance for each of these factors. Also, tell us whether you have a similar backlog of orders in fiscal 2020 that will be delivered in fiscal 2021 and if not, explain whether this a potential negative trend that should be discussed. Lastly, clarify the extent to which your revenues were impacted by changing prices and to the extent material, revise your disclosures as necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: We added disclosure on page 46 of the Registration Statement with regard to the percentage of each factor that contributed to the increase in our revenues. Second, we disclosed on page 46 of the Registration Statement that it is the nature of our business performance with time lag to some extent between the order placement and the revenues recognition, which we do not believe would have materially negative impacts to our business or financial situations.

17. Please revise here to separately disclose the sales and marketing expense for each period presented as you provide on page F-13. Also, include a discussion of the factors that contributed to the change in both R&D and sales and marketing expenses separate from your discussion of total SG&A expenses. To the extent more than one factor contributed to the change in such expenses, please ensure that you appropriately quantify the impact of each such factor.

Response: We added the disclosure of the sales and marketing expense for each period on page 46 and 47 of the Registration Statement, as well as the discussion of the factors that contributed to the change in both R&D and sales and marketing expenses separate from your discussion of total SG&A expenses.

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Liquidity and Capital Resources, page 43

18. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to any potential financing. Refer to Item 303(a)(1) of Regulation S-K and FRC Section 501.03.a.

Response: We added the disclosure of the minimum period of time that we will be able to conduct planned operations using only currently available capital resources without regard to any potential financing on page 48 of the Registration Statement.

19. Please revise here to disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors .

Response: We added the disclosure of the current restrictions under the PRC applicable laws on foreign exchange on page 48 of the Registration Statement.

Our Business

Expansion Plan, page 65

20. Please explain further the following as it relates to your Expansion Plan:

●	Clarify whether the letter of intent entered into in November 2020 includes the purchase of new production facilities. If not, to the extent you have committed to purchase such facilities, revise to include a quantified discussion of such commitment.

●	Revise to include a discussion regarding your commitment to purchase the industrial park assets in Changle County, Weifang City in the notes to your financial statements. Refer to ASC 440-10-50-1(f).

●	Similarly, include a discussion of this commitment in your liquidity section along with a discussion of how you intend to finance this obligation.

●	Tell us the current status of any loan negotiations to fund the Expansion Plan and to the extent you have obtained such financing, ensure you disclose this information in your liquidity discussion and subsequent events footnote. Refer to ASC 855-10-50-2.

Response: We added disclosure to state that the letter of intent entered into in November 2020 does not include the purchase of new production facilities and added disclosure of our current new facilities purchase on page 70 and 71 of the Registration Statement, respectively. Further, we added the discussion with regard to our commitment to purchase the industrial park assets on page F-24 of the Registration Statement . The finance of the obligations under the Expansion Plan were disclosed on page 70 and 71 of the Registration Statement. Lastly, we revised the disclosure of the current status of the loan negotiation with the Bank of Weifang to fund the Expansion Plan on page 70 of the Registration Statement.

Business

Intellectual Property, page 70

21. Please disclose the expiration date for each of your utility patents.

Response: We added the disclosure on page 75 of the Registration Statement to clarify that a patent for a utility model is valid for a ten-year term staring from the registration date pursuant to the Patent Law of PRC.

Contractual Arrangements, page 74

22. Please disclose that East & Concord Partners has opined that the ownership structures of your VIE and your WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between your WFOE, your VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

Response: We added the disclosure on page 80 of the Registration Statement.

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Principal Shareholders, page 91

23. Please disclose the portion of each class of securities held by record holders in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: We currently do not have any shareholders located in the U.S. We revised our disclosure on page 98 of the Registration Statement.

Underwriter’s Warrants, page 118

24. Please disclose the material terms of the warrants to be issued to the underwriter including the exercise price and the number shares underlying each warrant. Also, clarify whether the Class A shares underlying the warrants will have different terms than your ordinary shares.

Response: Please be advised that there are no warrants to be issued in connection with this offering, and all such references have been removed from the Registration Statement.

Underwriting

Lock-up Agreements, page 118

25. Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Response: We added the disclosure of the exceptions to the lock-up agreements on page 125 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 1 - Organization and Nature of Operations, page F-7

26. Please expand your disclosures regarding the nature, purpose, size and activities of your VIEs. Also revise to include a description of the recognized and unrecognized revenue producing assets held by your VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or an assembled workforce. Refer to ASC 810-10-50-5A.d.

Response: In response to the Staff’s comments, we have revised the disclosures regarding the nature, purpose, size and activities of our VIEs  in Note 1 on page F-7 of the Registration Statement to the consolidated financial statements. We have no unrecognized revenue producing assets held by our VIEs.

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-12

27. Please revise to disclose the amount of remaining performance obligations that are unsatisfied as of the end of the reporting period. Also, include an explanation of when you expect to recognize revenue associated with such remaining performance obligations. Refer to ASC 606-10-50-13.

Response: In response to the Staff’s comments, we do not have any unsatisfied performance obligation as of the end of the reporting period . Further, we have added the explanation on page F-14 of the Registration Statement to state that we expect to recognize the remaining contract liabilities of $16,846 as of December 31, 2020 in the fiscal year 2021 as revenues .

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Note 12 - Income Taxes, page F-19

28. You disclose that 30% of your revenue in 2020 was derived in South Korea. Please tell us whether you are subject to income taxes in South Korea and if so, revise your disclosures accordingly.

Response: In response to the Staff’s comments, we are not subject to any tax provision posed by South Korea because we have no presence in South Korea and do not conduct business in the South Korea.

29. You disclose that deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Please tell us whether you have any deferred tax assets and/or liabilities and if so, revise to provide the disclosures required under ASC 740-10-50-2.

Response: In response to the Staff’s comments, we do not have any deferred tax assets or liabilities as of the end of the reporting period.

General

30. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Very truly yours,

By:	/s/ Jie Liu
Jie Liu Chairman and Chief Executive Officer

CC:	Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC

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